March 12, 2007
From:
Andrew Chien, President
USChina Channel Inc.
665 Ellsworth Avenue
New Haven, CT 06511

To: U.S. Securities and Exchange Commission
Division of Corporate Finance
Attention:  Goldie B. Walker, Financial Analyst

Re: Form SB-2/A   Amendment #2
File number: 333-137437
Mail Stop 3561

Dear Mrs. Walker:

Following is my correspondent (total 4 pages) for your comments dated December 29, 2006. Please review it.

Sincerely yours,
Andrew Chien

Risk Factors
1. If true, please clarify risk factor 5 to indicate that Mr. Chien's maximum loan obligation is $70.000 less the amount of proceeds received in the offering.

Reply:  For Risk Factor 5, we revised to:
" ...... If we cease operations for any reason, you may lose your investment.
Mr. Chien, Ms. Yu and Ms. Chien, our only shareholders to date, will lose their total start up investment of One Thousand Twenty dollars ($1,020), plus any paid expenses up to Seventy Thousand ($70,000), less the amount of proceeds received in this offering......."

Use of Proceeds

2. Please expand footnote (5) to explain how proceeds allocated to working capital will be used if less than the maximum amount is sold in the offering.

Reply: For footnote (5), we revised to:
"(5) Working Capital:

  a) We Plan to allocate the working capital expenditures, in order of priority as follows:
    - transfer agent ($3,000),
    - lawyers and tax advisors ($30,000),
    - utilities ($1,000),
    - new web site development ($1,000),
    - fees for researchers, or writers ($30,000),
    - attending seminars or accept training in both USA and China ($15,000),
    - paying temporary help in China ($50,000, fees paid to other persons performing services for our Chinese customers on individual projects) and
    - working capital reserve ($41,600).

  b) No proceeds from the "working capital" category will be used to pay Mr. Chien.

  c) Should we raise less than the maximum amount, this category will be reduced proportionally.

Details of the allocations can be further reviewed on Page 26: "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS"


3. It would appear appropriate to expand this section to explain the repayment of Mr. Chien's loan with the receipt of offering proceeds as your risk factor disclosure indicates. Further, risk factor 5 indicates that the loan will be repaid in full if offering proceeds exceed $70,000. Please disclose the impact on the loan if offering proceeds do not exceed $70,000.

Reply: It was mentioned in Ex-10.02 Financial Agreement between Mr. Chien and the INC, also on Page 26, last paragraph of "Description of Business":
" If the proceeds are less than $70,000, Mr. Chien will loan the Company up to $70,000, less any amounts realized from the offering. Mr. Chien may need to spend more time in his other business, which could adversely affect our business."


Directors, Executive Officers, Promoters and Control Persons

4. Your new disclosure refers to two examples of acquisitions'-without the financial auditing" or the absence of "financial auditing followed the GAAP standard." You also refer to one "merger process without properly disclosure following SEC requirement." Please tell us the basis for these statements absent a determination by a court or regulatory body. We do not understand the basis for these statements without such determinations. Please advise or revise your disclosure.

Reply: These words were taken off. Correspondently, on our company's website, the words "illegal activity" was taken off, replaced by ".. the original US "shell" company's president Cramer and other two directors' issued many shares to themselves without proper disclosure in order to obtain the big profit for them in the reverse merger."

5. Please revise and explain the sentence fragment. 'Since the Chinese companies took the financing as the target of public listing."

Reply: The sentence was taken off.

6. Please explain why the combination with a pink sheet listed company constitutes an "abuse" or "error."

Reply: The comments were taken off.

7. With respect to your response to our prior comment 5, we do not understand the basis for any assertions of violations without determinations of such violations by a court or regulatory body. Further, please specifically direct our attention to the SEC filings that constituted "admission" of disclosure violations.

Reply: On the 01/23/2006 14f-1 filing of the Cyber Group Network Corporation (CGPN.OB), the Company admitted that there is a violation of Section 16(a) of the Exchange Act. It said " Based solely on the company's review of these reports or written representations from certain reporting persons, during the year ended December 31, 2004, and during the current fiscal year, the Company believes that all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owner other persons subject to
Section 16(a) of the Exchange Act were met, except that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4's or Form 5's in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year".

       On the 04/17/2006 10k filing of the company, under the new name of the Skystar Bio-Pharmaceutical, the Company again confirmed "that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4's or Form 5's in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year".

8. Under "Our Business" in the prospectus, change "OCTBB" to "OTCBB" as previously stated in comment no. 6.

Reply: Corrected. Thanks.

9. We note your response that LLC is not a registered broker-dealer or investment adviser, however, we still repeat the comment as set forth in comment 9. asking that you explain the basis for the LLC's activities without registration.

Reply: In the "Description of Business", we carefully use the words to avoid the misunderstanding that LLC's activities need the professional registration. For example, we properly describe our business process: "The LLC is willing to pay us a fee of $100 per hour to improve communication among the parties, due to language and cultural barriers, while ensuring compliance with various laws and regulations in both China and the US. Our US attorney will complete the final documentation."

10. We note the list of proposed LLC activities, which includes advising Chinese companies "how to follow US security laws and rules in the reverse merger process." We also note that USChina will prepare 8-K documents for reverse mergers. Please include disclosure in your filing explaining whether these and similar activities constitute rendering of legal advice requiring licensing as an attorney under applicable state law. In this regard, please explain the extent to which USChina and LLC will engage licensed attorneys in providing these services.

Reply: Same as in the answer of 9. "...while ensuring compliance with various laws and regulations in both China and the US. Our US attorney will complete the final documentation."

11. Explain the source of LLC's funding. If Mr. Chien is its source of funding explain Mr. Chien's ability to fulfill funding commitments for LLC and INC. If this matter presents a material risk to USChina, please add a risk factor to address this risk.

Reply: In 2006, LLC is profitable.

12. The references to "Chinese agency expenses" and `Chinese customer service agents" remain unclear as previously indicated in comment 12. Please explain these terms plainly in the registration statement.

Reply: We deleted the ambiguous words in the business description. We revised:
"paying temporary help in China ($50,000, fees paid to other persons performing services for our Chinese customers on individual projects)"

13. We repeat comment l3. Provide more details in the prospectus on what activities the Company proposes to do. Also, tell investors what is meant by "presenter under trustee agreement." Elaborate precisely on Mr. Chien's ability and experience in "doing SEC filings" as stated in the registration statement.

Reply: We deleted the ambiguous words in Description of Business. We revised to " h. Agency services for conferences or road shows to prepare documents to assist executives with company presentations." And in the Risk Factor 1, we add "Although we believe that we are capable of generating revenue from our intended business, our management does not have any experience in filing SEC documents, except for the documents we are filing that are related to this 1offering."

14. The prospectus indicates that the LLC will "assign the INC to prepare part of the document of 8K for the reverse merger purpose." Please explain how USChina will accomplish this activity, including the extent of reliance on other parties, and disclose the compensation arrangement to USChina.

Reply: We mentioned  "the LLC will pay the INC at $100/hour."

15. With respect to the other LLC "active customers," please disclose any plans regarding work to help USChina for those parties, including the work to be provided, the manner in which the work will be accomplished and the compensation arrangements.

Reply: See Reply to 16.


16. The staff restates comment 14. Please revise accordingly.

Reply: Since there is great uncertainty of the payment for LLC's customers, we determine to let INC to engage in the first customer with fully paid guarantee. So far there is no customer for INC. However, as mentioned in the Statement, we believe that INC will engage in long term service business.